Exhibit 21
Subsidiaries of Registrant

Name of Company	Jurisdiction of Incorporation

Synergetics USA, Inc.	Delaware

Synergetics, Inc.	Missouri

Synergetics IP, Inc.	Delaware

Synergetics DE, Inc.	Delaware

Synergetics Germany GMBH	Germany

Synergetics Italia, SRL	Italy

Synergetics Surgical Australia PTY	Australia

Synergetics France, SARL	France